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                                                                     Exhibit 1.2

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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
$'000                                            31-DEC-98  31-DEC-97  31-DEC-96
EARNINGS

Pre tax income from continuing operations          (10,422)    88,434   (10,374)

Fixed charges                                       62,636     79,046    53,018

Amortization of capitalized interest                     0          0         0

LESS:

Interest capitalized                                     0    (24,579)  (14,018)

Preference dividends                                (1,508)   (16,324)  (14,410)
                                                   -------   --------   -------

                                                   =======   ========   =======
Total earnings                                      50,706    126,577    14,216

FIXED CHARGES

Interest expensed                                   57,012     14,111         0

Interest capitalized                                     0     24,579    14,018

Amortization of debt expense capitalized                       17,950    24,590

Amortized premiums, discounts and capitalized
expenses relating to debt                            4,116      6,082

Preference dividends                                 1,508     16,324    14,410
                                                   -------   --------   -------

                                                   =======   ========   =======
Total fixed charges                                 62,636     79,046    53,018

Ratio of earnings to fixed charges                     n/a       1.60       n/a

Deficiency of earnings to fixed charges             11,930        n/a    38,802
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